ReneSola Ltd

No. 8 Baoqun Road, Yaozhuang Town
Jiashan County, Zhejiang Province 314117
People’s Republic of China

October 24, 2013

VIA CORRESPONDENCE

Mr. Kevin L. Vaughn, Accounting Branch Chief
Ms. Tara Harkins, Staff Accountant
Ms. Lynn Dicker, Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ReneSola Ltd Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 26, 2013 File No.: 001-33911

Dear Mr. Vaughn, Ms. Harkins and Ms. Dicker,

This letter sets forth the response of ReneSola Ltd (the “Company”) to the comments contained in the letter dated September 27, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”).

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2012 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 53

-Critical Accounting Policies, page 63

-Impairment of Long-lived Assets, page 65

1.	We note your disclosures related to how you evaluate your long-lived assets for impairment. Please address the following comments:

•	Please tell us and revise future filings to explain how, if at all, you consider current capacity utilization in determining whether there are indicators that the carrying amounts of your long-lived assets may not be recoverable.

•	Please tell us and revise future filings to explain how you anticipate utilizing your capacity in future periods. Discuss the impact that expiring incentives in locations such as Germany could have on your expectations.

•	Please tell us and revise future filings to describe how your decision to change from solar wafer production to solar modules was considered in determining whether there are indicators that the carrying amounts of your long-lived assets may not be recoverable.

The Company considers the guidance provided in ASC 360-10-35-21 when determining the point at which long-lived assets should be tested for recoverability. Consistent with the examples provided therein, the Company considers, among other factors, a significant decrease in utilization to be an adverse change in the manner in which a long-lived manufacturing asset is used. Accordingly, the Company has historically considered the level of utilization of its manufacturing assets in determining whether there are indicators that the carrying amounts of the long-lived manufacturing assets may not be recoverable and intends to continue to do so in the future. The Company notes that the utilization rates for its manufacturing assets have averaged approximately 90%, with no sustained period of significant decrease below this level in recent years. As such, to-date, low utilization has not been an impairment indicator for the Company. To the extent that circumstances were to change, the Company will consider the need to expand the disclosure as the Staff suggests.

In response to the second comment, the Company notes that it has been able to maintain high levels of utilization by effectively leveraging the Company’s global sales footprint, despite that the macro environment for the solar industry has been challenging. Specifically, the Company has been able to effectively respond to changes in feed-in tariffs and incentives, such as that which occurred in Germany, by replacing any related loss in sales volumes with sales to other geographic regions including, but not limited to, Japan and China. Therefore, the loss in sales attributable to Germany has been replaced with sales to other geographic regions, and the expiring incentives in Germany and elsewhere, as described on page 37 of the 2012 Form 20-F, have not had a meaningful effect on the Company’s utilization rates. However, the loss and or reduction in incentives globally has had a negative effect on the global demand for solar products and, while not impacting the Company’s sales volume, has contributed to the negative trend of decreasing average selling prices (“ASPs”) through December 31, 2012. As discussed on page 68 of the 2012 Form 20-F under Item 5. Operating and Financial Review and Prospects, the Company has disclosed that ASPs have decreased resulting in a reduction in its revenues for 2012, which was offset in part by an increase in the sales volume. To date, the Company’s sales volume has remained strong, and the Company believes it will continue to do so in the near term, resulting in consistently high utilization rates of its manufacturing assets. In response to the Staff’s comment, to the extent that a change in certain incentives or subsidies has a material impact on the Company’s manufacturing capacity utilization or business in general or is expected to do so in the future, the Company will consider the need for expanded disclosure in future filings.

As discussed on page 36 of the 2012 Form 20-F, at the end of 2012, the Company started to implement its business strategy to shift its business focus from solar wafer production to module production. However, despite the change in focus, the Company continues to maintain its solar wafer production facilities and sell solar wafers to third party customers. Since entering into the business of module production and sale in 2009, the Company has grouped its manufacturing assets into separate asset groups for solar wafers and module production, respectively, in accordance with the guidance in ASC 360-10-35-23. Accordingly, the downstream expansion of the Company’s business into the production and sale of modules has resulted in separate asset groups which the Company tests for recoverability whenever events or changes in circumstances indicate that their respective carrying amounts may not be recoverable in accordance with ASC 360-10-35-21. However, the Company does not believe that its downstream expansion into the module business represented an impairment indicator for the long-lived assets utilized in the production of solar wafers. In response to the Staff’s comment, the Company will consider the need to provide more details regarding impairment indicators as noted, if any, and the asset groups to which they apply, in future filings.

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Liquidity and Capital Resources, page 71

2.	We note your disclosures on page 75 and throughout the filing that you are offering longer credit terms. We further note you increased your accounts receivables balance by approximately 67% as of December 31, 2012 as compared to December 31, 2011. Additionally, we note that your allowance for doubtful accounts increased from $1.1 million at December 31, 2011 to $1.8 million at December 31, 2012. Please revise future filings to describe any trends regarding the collectability of accounts receivable and advances to suppliers and your allowance for doubtful accounts. Provide us with a sample of your proposed revised disclosure.

The Company respectfully advises the Staff that the Company has provided longer credit terms for certain customers which are determined to be creditworthy, in line with the industry practice under the prevailing market conditions. As disclosed on page 66 of the 2012 Form 20-F, the Company establishes its allowance for doubtful accounts and advances to suppliers based on aging of receivables and other salient factors surrounding the credit risk of specific customers or suppliers. The allowance for doubtful accounts increased primarily as a result of an increase in the age of accounts receivable for certain customers. However, the Company does not believe there is a direct correlation between the increase in the allowance for doubtful accounts and the longer credit terms provided to certain customers on the basis that the past due accounts receivables as of December 31, 2012 and June 30, 2013 were primarily attributable to customers to whom comparatively shorter credit terms were provided, which was also consistent with the Company’s historical experience.

In response to the Staff’s comment, the Company proposes to expand the disclosure under the section of “Cash Flows and Working Capital” in its annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”) in “Item 5. Operating and Financial Review and Prospects”, to the extent appropriate, as follows:

“Our accounts receivable increased from $129.6 million as of December 31, 2011 to $216.8 million as of December 31, 2012 and further increased to $[x] million as of December 31, 2013. Further, our allowance for doubtful accounts increased from $1.1 million as of December 31, 2011 to $1.8 million as of December 31, 2012 and further increased to $[x] million as of December 31, 2013. The increase in our accounts receivable balance from 2011 to 2012 is primarily the result of providing longer credit terms to certain of our customers in line with prevailing market conditions. The [increase] in accounts receivable from 2012 to 2013 is primarily attributable to the [increase] in sales, with credit terms provided to customers in 2013 remaining largely consistent with those in 2012. For all customers, including those to whom longer credit terms are negotiated and granted, we assess a number of factors to determine whether collection is reasonably assured, including past transaction history with the customer and their overall credit-worthiness. However, despite these efforts, we have experienced year on year increases in the aging of our accounts receivable since 2011. As a result, we have increased our allowance for doubtful accounts accordingly, to reflect the negative trend of longer aged receivables, which we believe is symptomatic of difficult market conditions and constrained liquidity conditions for the solar industry overall. To date, we have not experienced material write-offs of accounts receivable or advances to suppliers, but we continue to actively monitor the credit we extend to both our customers and suppliers. However, to the extent that the overall negative environment impacting the solar industry continues, or deteriorates, this negative trend could be exacerbated and write-offs could occur.”

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Index to Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-11

Note 2. Summary of Principal Accounting Policies, page F-13

-(e) Cash and Cash Equivalents, page F-14

3.	We note that your cash and cash equivalents have original maturities of three months or less. Please tell us whether your cash equivalents are also highly liquid investments and meet the definition of cash equivalents in FASB ASC 305-10-20.

The Company respectfully advises the Staff that the balance of the Company’s cash and cash equivalents as of both December 31, 2012 and 2011 was entirely comprised of cash.

-(h) Project Costs, page F-15

4.	We note your disclosures here and on page 71 that you have completed project assets in Europe that you have been unable to sell and you expect to spend up to an additional $10.8 million on these project assets whereby you have not identified buyers. We further note that you have evaluated these project assets for impairment and did not recognize any impairment losses on these project assets for the year ended December 31, 2012. Please explain to us how you determined that the recorded amount for these project assets is recoverable. Cite the accounting literature relied upon and how you applied it to your situation.

The Company respectfully advises the Staff that as of December 31, 2012, the $25.8 million balance of project assets relates to four separate solar power plants, of which, two were completely developed (totaling $17.5 million) and the remaining two were under development. The Company notes that the $10.8 million refers to additional estimated costs to complete the two projects which were under development as of December 31, 2012. The two completed projects are located in Bulgaria and the Company has been in active negotiations with third party investors for their sale since their completion. However, during the third quarter of 2012, a new grid access fee was passed in Bulgaria (“access fee”). While this access fee was immediately challenged by lawsuits, it was considered to have a negative effect on the value of the power plants and also impacted the Company’s ongoing negotiations. As such, the Company evaluated the project assets for impairment, by estimating the fair value of the project assets based on the assumption that the access fee would remain intact (see further discussion below). Despite the impact of the access fee, the Company concluded that the fair value of the project assets was in excess of the recorded amounts. The Company notes that in June 2013, Bulgarian courts overturned the access fee. The two projects which were under development as of December 31, 2012 were not located in Bulgaria and as such, were not subject to the access fee.

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As of the date of this response letter, the Company notes that it has subsequently completed the remaining two projects and is in active negotiations to sell all four projects, which it expects to complete in the near term. Based on the current negotiations, the estimated sales price for each of the project assets is in excess of the current carrying amount and expected costs to sell.

In assessing whether or not the project assets are impaired the Company evaluates projects based on the particular circumstances; under development or developed. The following summarizes the approach taken and the relevant accounting literature relied upon:

The solar power systems are considered in-substance real estate, in accordance with ASC 360-20, Property, Plant, and Equipment – Real Estate Sales. Accordingly, the Company accounts for the project assets in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970-360, Real Estate –General – Property, Plant, and Equipment.

During the Development Phase

During the development phase, project costs are capitalized as a cost of the development of the solar power systems. In assessing recoverability, the project assets are considered held and used in accordance with ASC 970-360-35-3, which states, in part as follows:

“the provisions in Subtopic 360-10 … for long-lived assets to be held and used shall apply to real estate held for development, including property to be developed in the future as well as that currently under development …”

More specifically, ASC 360-10-35-34 states,

“Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) that is under development shall be based on the expected service potential of the asset (group) when development is substantially complete. Those estimates shall include cash flows associated with all future expenditures necessary to develop a long-lived asset (asset group), including interest payments that will be capitalized as part of the cost of the asset (asset group). Subtopic 835-20 requires the capitalization period to end when the asset is substantially complete and ready for its intended use.”

Under this scenario, in accordance with the guidance, the Company assesses the recoverability of the project assets by comparing the carrying amount of the assets to estimated future cash flows expected from the operation of the solar power plants, including the costs to complete the projects and their eventual disposition to a third party.

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Developed and Ready for Sale

Once the projects have been completed, and the Company has concluded that the held-for-sale criteria in ASC 360-10-4-9 have been met, the Company evaluates recoverability of the project assets in accordance with ASC 970-360 which provides guidance on how ASC 360-10 should be applied to real estate development projects. Specifically, ASC 970-360-35-3 states:

“The provisions in Subtopic 360-10 for long-lived assets to be disposed of by sale shall apply to a real estate project, or parts thereof, that is substantially completed and that is to be sold.”

For long-lived assets to be disposed of by sale, ASC 360-10-35-40 states, in part:

“A loss shall be recognized for any initial or subsequent write-down to fair value less cost to sell.”

Under this scenario, the Company compares the carrying amount of the project assets with the fair value less cost to sell to determine if any impairment loss should be recorded. As noted above, based on the Company’s active negotiations with potential third party purchasers of the four projects, all estimated sales prices less cost to sell are in excess of the recorded balance.

-(u) Revenue Recognition, page F-18

5.	We note from your disclosure on page 64 that you have offered customers extended credit terms. Please revise future filings to explain how these extended credit terms impact your revenue recognition. Specifically, discuss how the changes have impacted your ability to estimate the provision for doubtful accounts, your ability to determine that the sales price at the time of sale is fixed and determinable, and that collectability is reasonably assured. Refer to SAB Topic 13. Provide us with a sample of your proposed disclosure.

The Company respectfully advises the Staff that in referring to “extended credit terms” the Company did not intend to imply that contractual terms for executed sales were being revised and extended, but rather in response to market place conditions, certain customers have been able to negotiate new sales contracts with longer credit terms than in prior periods. The Company has only agreed to provide longer credit terms (i.e. payable in 120 days as opposed to 90 days) to certain customers after it determines that they have appropriate levels of creditworthiness. As disclosed in the Company’s accounting policies, credit worthiness is evaluated based on a number of salient factors including payment history of the customer and an overall credit analysis. As discussed in part in the Company’s response to comment 2, while there has been an increase in the allowance for doubtful accounts, the Company has not experienced material amounts of bad debts and continues to collect on accounts receivable substantially in accordance with the stated contractual terms. The Company notes that while the overall environment for solar companies is challenging, the customers to whom the Company has provided longer credit terms have not directly contributed to the increase in the allowance for doubtful accounts as these customers have paid their amounts when due. As such, providing longer credit terms to customers with high creditworthiness has not impacted the Company’s ability to conclude whether or not collectability is reasonably assured, nor has it had a direct impact on the allowance for doubtful accounts.

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Accordingly, the Company does not believe providing longer credit terms to credit worthy customers impacts the Company’s conclusions with respect to its determination of the timing and appropriateness of revenue recognition pursuant to the criteria specified in SAB Topic 13. Specifically, under the terms of the Company’s sales contracts, the price to the customer continues to be explicitly stated and fixed, and the timing of when payment must be received is also explicitly stated and fixed. These terms are not subject to future adjustment once the contracts are executed.

In future filings, the Company will revise its disclosure to make clear that certain customers who have high credit worthiness may be granted longer credit terms and the Company does not amend contracts once delivery is deemed to have occurred. The Company supplementally notes that subsequent to December 31, 2012 the solar market industry has stabilized and market conditions have gradually improved. As a result, the Company’s negotiating power with customers has increased and there has not been any significant change in the length of credit terms being granted under the terms of its sales contracts.

-(x) Warranty Costs, page F-19

6.	We note here and from page F-35 that you have adopted a warranty accrual rate of 1.0% of PV module revenues. You further state that you recorded a $7.8 million revision of your outstanding warranties during fiscal 2012 and that this decrease in your warranty accrual is primarily attributable to decreases in the average selling price for solar modules, which is primary input into the estimated costs of your warranty policy. Please explain to us in more detail why you recorded this decrease in your product warranties estimate considering that you record 1.0% of PV modules revenues for your warranty accrual. Refer to the guidance in Topic 460 of the FASB Accounting Standards Codification.

The Company confirms that, as disclosed on F-19 of the 2012 Form 20-F, due to the Company’s limited solar module manufacturing history the Company does not yet have a significant history of warranty claims, and as such the Company estimates its cost of warranties based on an assessment of the Company’s own accrual history, its competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Therefore, the Company has adopted a warranty accrual rate of 1.0% of the PV module selling price, based on its assessment of the industry norm which also represents the Company’s best estimate to date. The reduction in warranty obligation recorded in 2012 was based on a change in estimate, which was calculated based on 1.0% of the current average selling price of the Company’s solar modules. Under the Company’s warranty policy, the Company is required to replace the defective PV modules with new modules and accordingly, the 1.0% warranty accrual rate based on the current average selling price represents the Company’s best estimate to satisfy its outstanding performance obligation under the warranty policy for all module sales to date. The Company believes that the change in the Company’s estimate is appropriate due to several factors: (i) the significant reduction in the average selling prices of PV modules, (ii) the corresponding significant decrease (albeit not as large as the decrease in ASPs, which reduces the Company’s margins) in the cost to produce solar modules achieved by recent cost saving initiatives throughout the Company’s manufacturing chain, including a significant reduction in polysilicon costs, and (iii) the Company’s view that the current module ASPs and underlying cost to manufacture modules will remain relatively stable for the foreseeable future.

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With respect to product warranties, the Company notes that ASC 460-10-25-5 states as follows:

“Because of the uncertainty surrounding claims that may be made under warranties, warranty obligations fall within the definition of a contingency. Losses from warranty obligations shall be accrued when the conditions in paragraph 450-20-25-2 are met.”

Accordingly, the Company believes that an accrual for product warranties should be made at the time of sale of the product and not as the warranty claims are presented, a practice which the Company follows. Further, estimates are required to determine the appropriate amount to record and the Company believes the guidance in ASC 450-20-25-5 and ASC 450-20-30-1 should be considered in determining the amount to accrue. The Company notes that the guidance in ASC 460-10-35 “Subsequent Measurement” does not provide specific guidance with respect to the subsequent accounting for product warranties.

In concluding that it was appropriate to record the adjustment to the warranty provision, as a change in estimate, the Company refers to ASC 250-10-20 which defines “change in accounting estimate” as follows:

“A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.” [Emphasis Added]

Accordingly, consistent with this guidance, the Company believes that the change in the estimate for previously recorded warranty accruals should be reflected based on new information. As discussed above, the new information is represented by the significant decreases in average selling prices of solar modules as well as the underlying cost to produce solar modules, both key inputs into the Company’s estimate of its warranty obligation and the Company’s belief that the ASPs and module production costs as of December 31, 2012 would remain relatively stable prospectively. Accordingly, the Company respectfully submits the change to the warranty accrual represents a change in accounting estimate and was appropriately accounted for in accordance with ASC 250-10- 45-17, which states:

“A change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”

* * *

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at +86 (573) 8477-3321 or +86 (21) 6280-9360, or our U.S. counsel, Benjamin Su of Kirkland & Ellis at (852) 3761-3306.

Very truly yours,

By:	/s/ Henry Wang

Name: Henry Wang
Title: Chief Financial Officer

cc:	David Zhang, Kirkland &Ellis Benjamin Su, Kirkland & Ellis Lawrence Jin, Deloitte Touche Tohmatsu Certified Public Accountants LLP Wilson Liu, Deloitte Touche Tohmatsu Certified Public Accountants LLP